Exibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended December 31, 2010

TABLE OF CONTENTS

INTRODUCTION	3
BUSINESS PROFILE AND STRATEGY	3
OVERALL FINANCIAL PERFORMANCE	5
First Quarter Highlights	5
SELECTED FINANCIAL INFORMATION	7
FINANCIAL ANALYSIS	8
Branch Count	8
Revenue	9
Same Branch Revenues	10
Branch Operating Income and Operating Income	10
Expenses (excluding retention payments, depreciation, amortization and class action settlements)	11
Retention Payments	11
Depreciation and Amortization	11
Income Taxes	11
LIQUIDITY AND CAPITAL RESOURCES	12
RISK FACTORS AFFECTING PERFORMANCE	12
Consumer Protection Regulations	12
Legal Proceedings	14
Third Party Lenders/Retention Payments	15
CONTROLS AND PROCEDURES	16
OUTSTANDING SHARE DATA	16
DIVIDENDS	16
SUMMARY OF QUARTERLY RESULTS	17
OTHER	17
Cautionary Statement Regarding Forward-looking Information	17
Non-GAAP Measures	18
EBITDA Reconciliation	18

INTRODUCTION

The following management’s discussion and analysis (MD&A) should be read in conjunction with The Cash Store Financial Services Inc.’s (Cash Store Financial or the Company) unaudited consolidated interim financial statements for the three months ended December 31, 2010, and the audited consolidated financial statements and MD&A for the fifteen months ended September 30, 2010, both of which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

This MD&A is dated as of January 26, 2011.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people through our two branch banners: The Cash Store and Instaloans.  The Cash Store and Instaloans act as brokers to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at December 31, 2010, we owned and operated 570 branches in nine Canadian provinces, two Canadian territories and the United Kingdom.  We employ approximately 2,200 associates across Canada and the United Kingdom.  Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada that is publicly traded on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as the provider of choice, in jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, term loans, and prepaid phone cards.

As an important component in the execution of our long term product diversification strategy, bank accounts were introduced nationally across the branch network in February 2010. Accounts are Canada Deposit Insurance Corporation (CDIC) insurable and are offered through an agency agreement with a third party bank that is a federally regulated Schedule I bank. Management continues to be pleased by the interest of our customer base in the product and the revenue generated from these accounts. The agreement also offers Cash Store the opportunity to pursue other banking products and services that will enable the company to continue to diversify its product suite and build ancillary revenue.

Cash Store Financial is committed to the communities we serve.  As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute.  We have committed to raise $7.5 million on behalf of these two charities. In recognition of this commitment, the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta.

Cash Store Financial’s strategic priorities are:

Operational:

Operational strategic priorities can be broken down into four main strategic priorities that include:

1)	Maturation of branch network:

•	Continued focus on improving Branch Operating Income (BOI) margins for all our branches;

•
Developing a motivated, knowledgeable team of associates dedicated to serving our customers through an integrated communication and training strategy that includes Cash Store College, Cash Store TV and our annual President’s Forum with every branch manager;

•	Strengthening marketing and training expertise to improve branch performance; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management.

2)	New branch openings:

•
Further expanding our leading position in the Canadian alternative financial services industry through aggressive organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators at accretive EBITDA (earnings before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets) multiples.

3)	Growing existing product lines:

•	Providing superior service and complementary products with further diversification of the revenue stream.

4)	International expansion:

•	Further expanding our network in the United Kingdom (UK);

•	Owning an 18% interest in The Cash Store Australia Holdings Inc. (AUC) which owns and operates 77 branches in Australia; and

•
Owning a 16% interest in RTF Financial Holdings Inc. (RTF), which is in the business of short-term lending, by utilizing highly automated mobile technology (SMS text message lending).  RTF currently operates in Finland, Sweden, Denmark, the Netherlands and the UK with expansion plans to other European countries.

Financial:

•	Maximizing shareholder value by growing our earnings per share;

•	Further investments in business intelligence;

•	Reducing our cost of capital; and

•	Controlling or reducing costs through a strong focus on operational excellence and by taking advantage of our growing buying power.

OVERALL FINANCIAL PERFORMANCE

First Quarter Highlights

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

Thousands of dollars, except for per share amounts	Three Months Ended
Consolidated results	December 31	December 31
	2010	2009

Branch operating income	$13,768	$15,761
Net income
Before class action expenses net of tax	3,352	5,533
Net income and comprehensive income	3,352	5,467
Earnings before interest, taxes, depreciation,
amortization, and class action expenses	7,500	10,743
Earnings before interest, taxes, depreciation and amortization	7,500	10,643
Diluted earnings per share
Before class action expenses net of tax	0.19	0.32
Net income and comprehensive income	$0.19	$0.32

Net income for the first quarter, after removing class action settlement costs and related taxes was $3.4 million, compared to $5.5 million for the same quarter last year. Diluted earnings per share, before class action settlement costs and related taxes, was $0.19 for the quarter compared to $0.32 in the same quarter last year.

First quarter earnings were lower as a result of:

•
Loan volumes did not grow enough to offset the effect of rate compression in the regulated provinces. Our focus in the coming quarter will be to offset the impact of rate compression with increased loan volumes and increased revenue from ancillary financial products.

•	Lower revenues of $1.1 million as a result of the implementation of regulations in Manitoba during the quarter;

•	Increased drag on earnings of $1.2 million from new branch openings;

•	An increase in retention payments as a percentage of loan volumes coupled with higher write-offs as a percentage of loan fees as a result of rate compression;

•	An increase in branch selling, general & administration (SG&A) of $1.0 million, related to new regulatory processes;

•	Increased professional fees of $570,000 related to regulatory and class actions matters, and trade mark infringement issues;

•	$647,000 provision for loan losses for on balance sheet lending; and

•	Regional expense increases of $378,000 as a result of infrastructure associated with our National Collection Center and other new products.

EBITDA adjusted to remove class action settlements was $7.5 million for the quarter compared to $10.7 million for the same quarter last year.

The implementation of provincial industry rate regulations commenced in August 2009.  We have welcomed the new industry regulations that have provided long-term future stability and growth opportunities.  We have successfully complied with the implementation of regulations in British Columbia, Alberta, Ontario, Manitoba and Nova Scotia, representing markets in which 91% of our branches are located.  With the implementation of regulations, we have experienced a decrease in our margins as a result of the introduction of rate caps.  To help us transition through the implementation of regulations, we have utilized short-term incentive programs. The decreased margins and increased expenses have not yet been fully offset by the loan fees generated on increased loan volumes.

We continue to view regulation as a positive for us and expect the benefits to accrue over the long-term. These are welcome developments that demonstrate to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured.  We have accommodated regulation more effectively than some competitors and there has been industry consolidation as a result.  Regulation has positioned us to lend our own capital which we anticipate will result in improved margins in the future. We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) increased to a record $13.7 million in the first quarter, up from $8.1 million in the same quarter last year.  We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products, and increasing the value generated from our existing suite of products.

Other revenues have increased significantly as a result of the introduction of new products and other product enhancements.

Management has established, as a strategic priority, the requirement to improve the revenue and earnings contributions from our lowest-performing branches. The effective execution of corporate-directed branch action plans has increased the number of profitable branches, and the earnings contribution from our lowest-performing branches.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended
Consolidated results	December 31	December 31
2010	2009
No. of branches	Canada	566	469
United Kingdom	4	-
570	469
Revenue
Loan fees	$35,593	$34,160
Other income	13,726	8,126
49,319	42,286

Branch expenses
Salaries and benefits	14,382	11,694
Retention payments	7,189	5,000
Selling, general and administrative	5,826	4,114
Rent	4,405	3,307
Advertising and promotion	1,426	1,060
Provision for loan losses	663	16
Depreciation of property and equipment	1,660	1,334
35,551	26,525
Branch operating income	13,768	15,761

Regional expenses	3,653	2,836
Corporate expenses	4,536	3,749
Other depreciation and amortization	541	787
Income before income taxes and class action settlements	5,038	8,389
Class action settlements	-	100
EBITDA *	7,500	10,643
Net income and comprehensive income	$3,352	$5,467
Weighted average number of shares
outstanding - basic	17,098	16,758
Basic earnings per share
Income before class action settlement costs	$0.20	$0.33
Net income and comprehensive income	$0.20	$0.33
Diluted earnings per share
Income before class action settlement costs	$0.19	$0.32
Net income and comprehensive income	$0.19	$0.32
Consolidated Balance Sheet Information
Working capital	$14,416	$10,146
Total assets	112,434	93,776
Total long-term liabilities	9,743	3,676
Total liabilities	26,879	22,708
Shareholders' equity	$85,555	$71,068

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the first quarter ended December 31, 2010, compared to the same quarter last year.

Branch Count

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

At the end of the first quarter, a total of 570 branches were in operation including four in the UK.  This is an increase of 101 branches, compared to 469 branches (2010 - Canada - 469 and UK - nil) at the end of the same quarter last year. During the quarter, 27 new branches were added, one was acquired and two branches were consolidated with nearby branches.

We increased by 26 net new branches over the quarter, more than planned, as compared to 19 in the same quarter last year. We consolidated two underperforming branches in the quarter compared to one consolidation in the same quarter last year. Branch performance continues to be monitored, and consolidations will occur when efficiencies can be achieved. We anticipate adding approximately 10 branches over the next quarter in Canada and anticipate adding 10 to 20 branches through fiscal 2011 in the UK.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms, performance and favorable market rates.

Revenue

Revenue increased 16.5%, in a stable regulatory environment, to $49.3 million from $42.3 million in the same quarter last year.  The higher revenue reflects an increase in both loan fees and other services.  The growth in both areas of revenue is due to:

•	101 additional branches;

•	The maturing of existing branches;

•	Positive contributions from our new product initiatives, including bank accounts, which resulted in record revenue from other sources; and

•
Marginal increases in same branch revenues offset by loan volumes not increasing enough to offset the effect of rate compression in the regulated provinces and lower revenues as a result of rate caps in Manitoba.

The table below illustrates consistent growth in a majority of branch age categories contributing to the overall growth in revenue.

(Thousands of dollars, except branch figures)		Revenues			Average Revenue per Branch per Month
Year Opened	Number of Branches	December 31 2010	December 31 2009	% Change	December 31 2010	December 31 2009
2001*	94	$9,440	$10,021	-6%	$33	$36
2002	13	1,702	1,830	-7%	44	47
2003	35	4,120	4,154	-1%	39	40
2004	52	5,634	5,567	1%	36	36
2005	66	6,715	6,521	3%	34	33
2006	51	4,852	4,878	-1%	32	32
2007**	37	3,203	2,014	59%	29	18
2008	34	2,674	2,701	-1%	26	26
2009	48	3,265	2,719	20%	23	19
2010	112	6,836	1,567	336%	20	5
2011	28	414	-	100%	5	-
	570	48,855	41,972	16%	$29	$25
Consolidation of branches		1	203
Other		463	111
Continuing operations		$49,319	$42,286

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

The following table depicts the split between loan fees and other revenues:

(thousands of dollars)	Three months ended
	December	December
	2010	2009
Revenues
Loan fees	$35,593	$34,160
Other	13,717	8,095
	49,310	42,255
Interest income	9	31
	$49,319	$42,286

Loan fees for the first quarter increased to $35.6 million, up 4.1% from $34.2 million in the same quarter last year as a direct result 101 additional branches and the increased focus on growth through the establishment and communication of higher expectations at all levels, increased marketing initiatives, and more effective compensation structures offset by loan volumes not increasing enough to offset the effect of rate compression in the regulated provinces and lower revenues as a result of rate caps in Manitoba

Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) increased 69.1% to a record $13.7 million or 27.8% of revenue, up from $8.1 million or 19.1% of revenue in the same quarter last year.  Other revenues have increased significantly as a result of the introduction of new products and other product enhancements. These new products and enhancements are part of our long term strategy to diversify revenue streams through providing our customers with a broader suite of financial services and products.

In the first quarter, the average loan size was $487 compared to $413 per loan in the same quarter last year.

Same Branch Revenues

Same branch revenues for the 446 locations open since October 1, 2009 increased by 2.0% compared to the same quarter last year, with same branch revenues averaging $95,400 in the first quarter compared to $93,500 in the same quarter of the previous year. The most significant impact was that loan volumes did not increase enough to offset the effect of rate compression in the regulated provinces and the introduction of rate caps in Manitoba. Also, same branch revenue, as it relates to the brokering of loans, was down 8.5% as a result of loan fee rate compression in regulated provinces coupled with loan volumes. Although this has had a negative on our revenues over the past year, we believe the long-term effects of a stable and effective regulatory environment will be positive for us.

Subsequent to the quarter, we hired a new VP of Marketing and Training, a former associate of a major Canadian retailer, whose mandate is to help us improve loan volumes and increase other revenues.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income and Operating Income

BOI for the quarter was $13.8 million (28.0% of revenue) compared to $15.8 million (37.4% of revenue) in the same quarter last year.

BOI was down as a percentage of revenue as a result of loan volumes not increasing enough to offset the effect of rate compression in the regulated provinces, a decrease in our margins given lower rate caps, increase in SG&A related to new regulatory processes, short-term incentive programs used to help through the transition to regulations, increased expenses due to the opening of 101 new branches adding to the drag on earnings and increased retention payments. The decreased margins and increased expenses have been offset by marginal increases in same branch revenues and record revenues from other services. BOI by maturity level, is outlined below:

(Thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues
Year Opened	Number of Branches	December 31 2010	December 31 2009	December 31 2010	December 31 2009
2001*	94	$4,039	$4,744	42.8%	47.3%
2002	13	685	784	40.2%	42.8%
2003	35	1,918	1,903	46.6%	45.8%
2004	52	2,402	2,541	42.6%	45.6%
2005	66	2,726	2,564	40.6%	39.3%
2006	51	1,672	1,922	34.5%	39.4%
2007**	37	1,233	687	38.5%	34.1%
2008	34	857	948	32.0%	35.1%
2009	48	313	4	9.6%	0.1%
2010	112	(1,207)	(388)	-17.7%	-24.8%
2011	28	(572)	-	-138.2%	-
	570	14,066	15,709
Branches not yet open		(39)	(2)
Consolidation of branches		(59)	(8)
Other		(200)	62
Branch Operating Income		$13,768	$15,761

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Expenses (excluding retention payments, depreciation, amortization and class action settlements)

Expenses for the first quarter totalled $34.9 million, an increase from $26.8 million in the same quarter last year. The increase is primarily due to the addition of 101 new branches, increased salaries, regional expenses, professional fees and provision for loan losses for on balance sheet lending.

Retention Payments

Third-party lender retention payments for the first quarter totalled $7.2 million (3.3% of loans brokered), compared to $5.0 million (2.9% of loans brokered) in the same quarter last year.  As a percentage of loan fees, retention payments have increased to 20.2% in the first quarter of 2011, compared to 14.6% in the same quarter last year.  The increases as a percentage of loan fees and loans brokered are as a result of higher write-offs, rate compression and external collection agencies not meeting expectations.

During the quarter we hired a new VP of Credit and Collections, a former associate of Accenture who directed all strategic and operations collections effort for a major Canadian Utility company.  His mandate is to help us improve collections internally and externally.

Depreciation and Amortization

Depreciation of property and equipment and amortization of intangible assets for the quarter totalled $2.2 million, compared to $2.1 million in the first quarter last year. The increase is the result of the addition of 101 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 33.5% in the first quarter, compared to 34.0% for the first quarter last year.

LIQUIDITY AND CAPITAL RESOURCES

Our cash decreased to $9.7 million in the first quarter, compared to $19.6 million at September 30, 2010. Significant items impacting cash in the first quarter included:

•	Cash generated from operating activities, before non-cash operating items, of $6.7 million during the quarter;

•	Property and equipment and intangible asset expenditures of $3.4 million during the quarter;

•	Cash required for on balance sheet lending of $1.2 million during the quarter;

•	Other receivables increase of $4.2 million during the quarter;

•	Decrease in accounts payable and accrued liabilities of $3.9 million for the quarter as a result of the reduction in amounts due to third party lenders;

•	Dividend payments of $1.7 million during the quarter; and

•	Issuance of common shares for proceeds from exercised options of $340,000 during the quarter;

At December 31, 2010, our working capital position totalled $14.4 million compared to $15.3 million as of September 30, 2010.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (AIF).  As a company, we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com) and EDGAR (www.edgar-online.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

Several provinces have worked through or are currently working through a process to establish consumer protection measures for the payday loan industry. These measures may or have included rate caps and a ban on rollovers. The Company expects regulation to be positive for its operations and anticipates that it will be able to accommodate its business model to the various rate caps.  In addition, the Company's voluntary implementation of a prohibition on the provision of rollovers has given it a competitive advantage over those companies that have not done so in advance of the now regulated prohibition on these practices.

It should be noted that the provincial legislation does not apply to or affect federally regulated banks.  A number of the services offered at Cash Store and Instaloans locations are provided by an independent third party bank, and are not subject to provincial regulation.

The following rate caps are currently in effect:  Nova Scotia - $31 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to enact local legislation.  Saskatchewan has applied for a federal designation that will facilitate implementation of new consumer protection measures, including a rate cap of $23. We anticipate that these measures will be implemented in Saskatchewan within the fiscal year.  While at this stage it remains difficult to specify expected rates for the remaining provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate per $100	Date enacted or anticipated
Nova Scotia	31	August 1, 2009
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	Within fiscal 2011

In the first quarter of fiscal 2011, the Nova Scotia Utility and Review Board conducted administrative hearings to review the current rate cap of $31 that is in force in that province.  A determination is expected in the second or third quarter of fiscal 2011.  Although we anticipate that the board will recommend that the provincial government retain the current rate cap, we cannot state with certainty that this is the case nor can we specify exactly when a determination will be issued.

On November 9, 2010, Consumer Protection BC issued a compliance order requiring Cash Store Financial to: (i) reimburse all borrowers with loan agreements negotiated with Cash Store Financial and its subsidiaries between November 1, 2009, and November 9, 2010, the amount charged, required or accepted for on in relation to the issuance of a cash card; (ii) provide the option to any borrower negotiating a loan agreement with Cash Store Financial and its subsidiaries, of receiving a cheque, cash or some other financial instrument which provides the loan proceeds to the borrower at the time the loan agreement is negotiated; and, (iii) make a payment of $4,005.90 in respect of costs.

The Company has disputed certain findings upon which this compliance order was based and on December 9, 2010, filed a Request for Redetermination.  The basis of our request is that Cash Store does not issue and has never issued cash cards to its customers. Rather, customers are issued cash cards by Direct Cash Bank (DC Bank) or Direct Cash Management Inc.  DC Bank is a federally regulated schedule 1 bank.  The Cash Store is not a party to any agreements in respect of cash cards.  All contracts in respect of cash cards are directly between individuals and DC Bank or Direct Cash Management Inc. Through agreements with DC Bank, Cash Store’s customers are given the option, following the completion of a loan agreement with the Cash Store, of receiving a cash card and related services from DC Bank or Direct Cash Management Inc. All fees associated with the issuance of these cash cards accrue directly to DC Bank or Direct Cash Management Inc. Cash Store is not a related party to DC bank or to Direct Cash Management Inc.

On the basis of our legal position we anticipate no material impact from the determination. We do not know when Consumer Protection BC will respond to our request for reconsideration.

Legal Proceedings

British Columbia
On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7,715 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at December 31, 2010, the remaining accrual is $834.

Alberta
We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable.

Manitoba
On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store, Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable.

Other
We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders.  As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our Board of Directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

CONTROLS AND PROCEDURES

Management has evaluated whether there were changes in our internal controls over financial reporting during the most recent interim period ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. No such changes were identified.

OUTSTANDING SHARE DATA

As at January 26, 2011, we had 17,172,380 common shares outstanding.  There were also options to purchase 932,669 common shares, which if exercised, would provide us with proceeds of approximately $7.8 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010 and $1.7 million in the first quarter of fiscal 2011. On January 26, 2011, we declared a quarterly dividend of $0.12 per common share. The dividend is payable on February 21, 2011, to shareholders of record on February 7, 2011.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of the Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income.  Our dividend policy and practice will be reviewed from time to time in the context of our earnings, financial condition, the need to retain earnings to fund future growth of our business, and other relevant factors. The declaration of a dividend will always be at the discretion of the Board of Directors.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on growth compared to prior quarters, with an equal emphasis on management programs for underperforming branches.

(thousands of dollars, except for per share amounts and branch figures)		2011	2010					2009
		Q1	Q5	Q4	Q3	Q2	Q1	Q4	Q3
Consolidated Results
No. of branches	Canada	566	542	523	489	469	451	424	423
	United Kingdom	4	2	2	0	0	0	-	-
		570	544	525	489	469	451	424	423

Loan volumes
Loan fees included		$216,290	$216,027	$205,659	$178,826	$172,105	$165,866	$156,831	$142,465
Regulated definition (excluding loan fee upon regulation)		182,031	184,110	174,902	157,653	164,819	165,866	156,831	142,465
Loan fees excluded in regulated provinces		$182,031	$181,071	$172,043	$149,357	$141,851	$135,674	$128,371	$116,542

Loan fees		$35,593	$36,227	$35,183	$31,328	$34,160	$33,878	$32,252	$29,366
Other income		13,726	13,532	12,153	9,430	8,126	7,760	7,479	6,940
		49,319	49,759	47,336	40,758	42,286	41,638	39,731	36,306
Branch expenses
Salaries and benefits		14,382	13,698	13,695	12,206	11,694	10,972	11,068	10,249
Retention payments		7,189	6,934	5,833	5,300	5,000	5,100	4,600	4,537
Selling, general and administrative		5,826	4,739	4,362	4,248	4,114	4,412	4,027	4,752
Rent		4,405	4,259	3,780	3,479	3,307	3,082	2,987	2,956
Advertising and promotion		1,426	1,223	1,171	1,023	1,060	1,059	1,028	942
Provision for loan losses		663	454	200	86	16	32	24	13
Depreciation of property and equipment		1,660	1,566	1,476	1,374	1,334	1,256	1,218	1,211
		35,551	32,873	30,517	27,716	26,525	25,913	24,952	24,660
Branch operating income		13,768	16,886	16,819	13,042	15,761	15,725	14,779	11,646
Regional expenses		3,653	2,582	3,635	2,959	2,836	2,324	2,333	2,140
Corporate expenses		4,536	5,048	4,527	3,700	3,749	4,142	5,011	4,523
Other depreciation and amortization		541	13	405	279	787	571	527	311
Net income before income taxes and class action settlements		5,038	9,243	8,252	6,104	8,389	8,688	6,908	4,672
Class action settlements		-	-	100	2,715	100	-	5,000	-
EBITDA*		7,500	11,132	10,325	5,275	10,643	10,725	3,891	6,460
Net income and comprehensive income		$3,352	$7,682	$5,476	$2,199	$5,467	$5,640	$1,232	$3,067
Basic earnings per share
Net income and comprehensive income		$0.20	$0.44	$0.32	$0.13	$0.33	$0.34	$0.07	$0.18
Diluted earnings per share
Net income and comprehensive income		$0.19	$0.42	$0.31	$0.13	$0.32	$0.33	$0.07	$0.18
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’ (EBITDA) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA for the past eight quarters.

EBITDA Reconciliation

(thousands of dollars)	2011	2010					2009
	Q1	Q5	Q4	Q3	Q2	Q1	Q4	Q3

Consolidated Results
Net income and comprehensive income	$3,352	$7,682	$5,476	$2,199	$5,467	$5,640	$1,232	$3,067
Interest	43	51	44	29	29	27	41	12
Income tax	1,686	1,561	2,676	1,190	2,822	3,048	700	1,618
Stock-based compensation	218	260	247	205	204	182	174	240
Depreciation of property and equipment and amortization of intangible assets	2,201	1,578	1,882	1,652	2,121	1,828	1,744	1,523
EBITDA	$7,500	$11,132	$10,325	$5,275	$10,643	$10,725	$3,891	$6,460
EBITDA adjusted for class action settlements	$7,500	$11,132	$10,425	$7,990	$10,743	$10,725	$8,891	$6,460